Exhibit 99.1

Yandex Announces Third Quarter 2013 Financial Results

MOSCOW AND THE HAGUE, October 24, 2013, Yandex (NASDAQ:YNDX), one of Europe’s largest internet companies and the leading search provider in Russia, today announced its unaudited financial results for the third quarter ended September 30, 2013.

Q3 2013 Financial Highlights

•                  Revenues of RUR 10.2 billion ($315.9 million(1)), up 40% compared with Q3 2012, and up 43% compared with Q3 2012, excluding the impact of Yandex.Money

•                  Ex-TAC revenues(2) (excluding traffic acquisition costs) up 32% compared with Q3 2012, and up 35% compared with Q3 2012, excluding the impact of Yandex.Money

•                  Income from operations of RUR 3.2 billion ($100.3 million), up 28% compared with Q3 2012

•                  Adjusted EBITDA(2) of RUR 4.4 billion ($136.4 million), up 28% compared with Q3 2012

•                  Operating margin of 31.8%

•                  Adjusted EBITDA margin(2) of 43.2%

•                  Adjusted ex-TAC EBITDA margin(2) of 55.4%

•                  Net income of RUR 5.0 billion ($153.6 million), up 117% compared with Q3 2012

•                  Adjusted net income(2) of RUR 3.2 billion ($97.5 million), up 41% compared with Q3 2012

•                  Net income margin of 48.6%

•                  Adjusted net income margin(2) of 30.9%

•                  Adjusted ex-TAC net income margin(2) of 39.6%

•                  Cash, deposits and investments in debt securities of RUR 31.8 billion ($982.2 million) as of September 30, 2013

“Yandex delivered strong results in the third quarter of 2013, with text-based advertising revenues growing 43% year-over-year,” said Arkady Volozh, Chief Executive Officer of Yandex.  “Our partnership with Mail.ru on the paid search side is off to a very strong start, helping lift the revenue growth rate in our ad network to 82% year-over-year.  A few weeks ago, we unveiled a new Cost Per Action model for merchants on Yandex.Market, which will allow consumers to complete their purchases on our site.  And I am very pleased that our users can now search with Yandex directly in Safari, both on mobile and on the desktop.”

(1)  Pursuant to SEC rules regarding convenience translations, Russian ruble (RUR) amounts have been translated into U.S. dollars at a rate of RUR 32.3451 to $1.00, the official exchange rate quoted as of September 30, 2013 by the Central Bank of the Russian Federation.

(2)  This is a non-GAAP financial measure. Please see “Use of Non-GAAP Financial Measures” below for a discussion of how we define this non-GAAP financial measure. You will find a reconciliation of this non-GAAP financial measure to the most directly comparable US GAAP measure in the accompanying financial tables at the end of this release.

The following table provides a summary of key financial results for the three months and nine months ended September 30, 2012 and 2013.

	Three months			Nine months
	ended September 30,			ended September 30,
In RUR millions	2012	2013	Change	2012	2013	Change
Revenues	7,273	10,218	40%	19,948	27,416	37%
Ex-TAC revenues(2)	6,042	7,966	32%	16,584	22,394	35%
Income from operations	2,543	3,245	28%	6,347	8,916	40%
Adjusted EBITDA(2)	3,440	4,412	28%	8,887	12,219	37%
Net income	2,291	4,967	117%	5,532	10,128	83%
Adjusted net income(2)	2,229	3,153	41%	5,803	8,621	49%

Q3 2013 Operational and Corporate Highlights

•                  Share of Russian search market (including mobile) averaged 62.0% in Q3 2013 (according to LiveInternet)

•                  SERPs (search engine result pages) grew 26% from Q3 2012

•                  Number of advertisers grew to more than 251,000, up 24% from Q3 2012 and up 5% from Q2 2013

•                  Signed a cooperation agreement with Mail.ru under which Yandex provides paid search for Mail.ru

•                  Became available as one of the search options in Apple’s Safari on mobile and desktop

•                  Completed the formation of the Yandex.Money joint venture with Sberbank on July 4, 2013

•                  Repurchased 6.6 million shares as of October 22, 2013, as part of the previously announced 12 million share repurchase program

Subsequent Events

•                  Enhanced the functionality of Yandex.Market with Cost Per Action advertising

•                  Acquired KinoPoisk, the largest and most comprehensive Russian-language website dedicated to movies, television shows and celebrities

Revenues

	Three months			Nine months
	ended September 30,			ended September 30,
In RUR millions	2012	2013	Change	2012	2013	Change
Advertising revenues:
Text-based advertising
Yandex websites	5,255	7,011	33%	14,429	19,578	36%
Ad network	1,284	2,339	82%	3,436	5,055	47%
Total text-based advertising	6,539	9,350	43%	17,865	24,633	38%
Display advertising	580	782	35%	1,628	2,227	37%
Total advertising revenues	7,119	10,132	42%	19,493	26,860	38%
Online payment commissions	133	7	-95%	374	394	5%
Other	21	79	276%	81	162	100%
Total revenues	7,273	10,218	40%	19,948	27,416	37%

Total revenues increased 40% compared with Q3 2012, while on a like-for-like basis, excluding revenues received from Yandex.Money operations in Q3 2012, total revenues increased 43% compared with Q3 2012.

Text-based advertising revenues, accounting for 92% of total revenues in Q3 2013, continued to determine overall top-line performance. The increase of 2 percentage points from Q2 2013, when text-based advertising accounted for 90% of total revenues, excluding revenues received from Yandex.Money, reflects our agreement with Mail.ru to power paid search results on Mail.ru properties effective July 1, 2013.

Text-based advertising revenues from Yandex’s own websites accounted for 69% of total revenues during Q3 2013, and increased by 33% compared with Q3 2012.

Text-based advertising revenues from our ad network increased 82% compared with Q3 2012 and contributed 23% to total revenues during Q3 2013, compared with 16% of total revenues in Q2 2013, excluding the impact of Yandex.Money. The increase of partner network revenues share in total revenue, as well as the sharp increase in growth rates on the ad network, reflects our agreement with Mail.ru to power paid search results on Mail.ru properties effective July 1, 2013.

Paid clicks on Yandex’s and its partners’ websites, in aggregate, increased 50% in Q3 2013 compared with Q3 2012. Our average cost per click in Q3 2013 decreased 5% compared with Q3 2012.

Display advertising revenue, accounting for 8% of total revenues during Q3 2013, increased 35% compared with Q3 2012.

Online payment commissions represented just 0.1% of total revenues in Q3 2013 compared with 2% of total revenues in Q2 2013. Q3 2013 includes online payment commissions received by Yandex.Money during the first 4 days of July 2013, when we wholly owned PS Yandex.Money.  On July 4, 2013, we completed our sale of 75% of Yandex.Money to Sberbank and the formation of our joint venture with Sberbank in respect of this business. On July 4, 2013, we deconsolidated Yandex.Money and will no longer show its online payment commissions as revenue. We now account for Yandex.Money using the equity method of accounting.

Operating Costs and Expenses

Yandex’s operating costs and expenses consist of cost of revenues, product development expenses, sales, general and administrative expenses (SG&A), and depreciation and amortization expenses (D&A). Apart from D&A, each of the above expense categories includes personnel-related costs and expenses, including related share-based compensation expense. Increases across all cost categories, excluding D&A, primarily reflect investments in overall growth, including personnel. In Q3 2013, Yandex added 393 full-time employees, an increase of 10% from June 30, 2013, and up 32% from September 30, 2012. The number of employees is provided on a like-for-like basis, excluding Yandex.Money employees for the previous periods.

The total number of full-time employees was 4,409 as of September 30, 2013.

Cost of revenues, including traffic acquisition costs (TAC)

	Three months			Nine months
	ended September 30,			ended September 30,
In RUR millions	2012	2013	Change	2012	2013	Change
TAC:
Related to the Yandex ad network	814	1,644	102%	2,200	3,354	52%
Related to distribution partners	417	608	46%	1,164	1,668	43%
Total TAC	1,231	2,252	83%	3,364	5,022	49%
Total TAC as a % of total revenues	16.9%	22.0%		16.9%	18.3%
Other cost of revenues	614	679	11%	1,748	2,043	17%
Other cost of revenues as a % of revenues	8.4%	6.6%		8.8%	7.5%
Total cost of revenues	1,845	2,931	59%	5,112	7,065	38%
Total cost of revenues as a % of revenues	25.4%	28.7%		25.6%	25.8%

TAC increased from 18.8% of text-based revenues in Q3 2012 to 24.1% in Q3 2013, representing the increase in our Yandex ad network revenues as a share of total revenues for the period. The principal driver of the increase in TAC was our agreement to power paid search on Mail.ru.

Other cost of revenues in Q3 2013 increased 11% compared with Q3 2012, reflecting growth in personnel and data center-related costs, partly offset by a decrease in the cost of online payment commissions related to Yandex.Money.

Product development

	Three months			Nine months
	ended September 30,			ended September 30,
In RUR millions	2012	2013	Change	2012	2013	Change
Product development	1,034	1,467	42%	3,159	4,176	32%
As a % of revenues	14.2%	14.4%		15.8%	15.2%

Growth in product development expenses in Q3 2013 primarily reflects an increase in the number of developers. Headcount in this category grew 34% from 1,897 at September 30, 2012 to 2,549 at September 30, 2013, on a like-for-like basis, excluding Yandex.Money employees for the prior period.

Selling, general and administrative (SG&A)

	Three months			Nine months
	ended September 30,			ended September 30,
In RUR millions	2012	2013	Change	2012	2013	Change
Sales, general and administrative	1,117	1,661	49%	3,239	4,554	41%
As a % of revenues	15.4%	16.3%		16.2%	16.6%

SG&A costs in Q3 2013 grew slightly faster than revenues compared to Q3 2012. The principal factor contributing to growth in this category in Q3 2013 was higher spend on advertising campaigns for newly launched products in Russia.

Share-based compensation (SBC) expense

SBC expense is included in each of the cost of revenues, product development and SG&A categories discussed above.

	Three months			Nine months
	ended September 30,			ended September 30,
In RUR millions	2012	2013	Change	2012	2013	Change
SBC expense included in cost of revenues	7	20	186%	19	43	126%
SBC expense included in product development	59	134	127%	151	307	103%
SBC expense included in SG&A	40	75	88%	91	181	99%
Total SBC expense	106	229	116%	261	531	103%
As a % of revenues	1.5%	2.2%		1.3%	1.9%

Total SBC expense increased 116% in Q3 2013 compared with Q3 2012. The increase is primarily related to new equity-based grants made in 2012-2013.

Depreciation and amortization (D&A) expense

	Three months			Nine months
	ended September 30,			ended September 30,
In RUR millions	2012	2013	Change	2012	2013	Change
Depreciation and amortization	734	914	25%	2,091	2,705	29%
As a % of revenues	10.1%	8.9%		10.5%	9.9%

D&A expense increased 25% in Q3 2013 compared with Q3 2012, primarily reflecting investments in servers and data centers.

As a result of the factors described above, income from operations was RUR 3.2 billion ($100.3 million) in Q3 2013, a 28% increase from Q3 2012. Adjusted EBITDA reached RUR 4.4 billion ($136.4 million) in Q3 2013, up 28% from Q3 2012.

Interest income in Q3 2013 was RUR 483 million, up from RUR 268 million in Q3 2012, principally as a result of investing in Russia more of our cash provided by operating activities, thereby earning higher returns.

Foreign exchange loss in Q3 2013 was RUR 2 million, compared with a foreign exchange loss of RUR 13 million in Q3 2012. This loss is due to the appreciation of the U.S. dollar during Q3 2013 from RUR 32.7090 to $1.00 on June 30, 2013 to RUR 32.3451 to $1.00 on September 30, 2013. Yandex’s Russian operating subsidiaries’ functional currency is the Russian ruble, and therefore changes in the ruble value of these subsidiaries’ monetary assets and liabilities that are denominated in other currencies due to exchange rate fluctuations are recognized as foreign exchange gains or losses in the income statement. Although the U.S. dollar value of Yandex’s U.S. dollar-denominated assets and liabilities were not impacted by these currency fluctuations, they resulted in a downward revaluation of the ruble equivalent of these U.S. dollar-denominated monetary assets and liabilities in Q3 2013.

Other non-operating income in Q3 2013 was RUR 2.02 billion, primarily representing a gain from deconsolidation of Yandex.Money as a result of the sale of a 75% stake in Yandex.Money to Sberbank on July 4, 2013.

Income tax expense for Q3 2013 was RUR 783 million, up from RUR 667 million in Q3 2012. Our effective tax rate of 13.6% in Q3 2013 was significantly lower than in previous quarters, reflecting significant non-taxable gain from the sale of Yandex.Money in Q3 2013. Adjusted for this gain our effective tax rate is 21.1%.

Adjusted net income in Q3 2013 was RUR 3.2 billion ($97.5 million), a 41% increase from Q3 2012.

Adjusted net income margin was 30.9% in Q3 2013, compared with 30.6% in Q3 2012.

Net income was RUR 5.0 billion ($153.6 million) in Q3 2013, up 117% compared with Q3 2012. The sharp growth in net income is a result of gain from the deconsolidation of Yandex.Money following the sale of a 75% stake in Yandex.Money to Sberbank on July 4, 2013.

As of September 30, 2013, Yandex had cash, cash equivalents, term deposits (including long-term deposits) and long-term debt securities of RUR 31.8 billion ($982.2 million).

Net operating cash flow and capital expenditures for Q3 2013 were RUR 3.2 billion ($101.8 million) and RUR 1.7 billion ($53.4 million), respectively.

The total number of shares issued and outstanding as of September 30, 2013 was 325,852,736, including 252,215,907 Class A shares, 73,636,828 Class B shares, and one Priority share and excluding 4,069,018 Class A shares held in treasury and all Class C shares outstanding solely as a result of conversion of Class B shares into Class A shares; all such Class C shares will be cancelled. There were also employee share options outstanding to purchase up to an additional 6.5 million shares, at a weighted average exercise price of $5.09 per share, of which options to purchase 5.3 million shares were fully vested; equity-

settled share appreciation rights equal to 1.5 million shares, at a weighted average measurement price of $25.52, 0.1 million of which were fully vested; and restricted share units covering  2.5 million shares, of which restricted share units to acquire 0.3 million shares were fully vested.

Outlook for 2013

We expect our full-year 2013 ruble-based revenue growth to be at the high end of the previously issued guidance of 34%-38% year-on-year.(3)

(3)The guidance is provided on a like-for-like basis, excluding the revenue associated with Yandex.Money from both 2012 and 2013 results. In 2012, total revenue of RUR 28,767 million included RUR 552 million in payment commissions related to Yandex.Money. On July 4, 2013, Yandex and Sberbank announced the completion of the formation of their joint venture in respect of the Yandex.Money business. Accordingly, we deconsolidated Yandex.Money on July 4, 2013.

Conference Call Information

Yandex’s management will hold an earnings conference call on October 24, 2013 at 8:00 AM U.S. Eastern Time (2:00 PM Amsterdam time; 1:00 PM London time).

To access the conference call live, please dial:

US: +1 631 621 5256

UK: +44 (0) 1452 560 304

Russia: 8 10 800 23942044

Passcode: 73586075#

A replay of the call will be available until October 31, 2013. To access the replay, please dial:

US: +1 866 247 4222

Russia/International: +44 (0) 1452 550 000

Passcode: 73586075#

A live and archived webcast of this conference call will be available at
http://www.media-server.com/m/p/bedy9ykq

ABOUT YANDEX

Yandex (NASDAQ:YNDX) is one of the largest European internet companies, providing the world with search and online services one market at a time. Yandex’s mission is to help users solve their everyday problems by building people-centric products and services. Based on innovative technologies, the company provides the most relevant, locally tailored experience on all digital platforms and devices. Yandex is the leading search service in Russia and also serves Turkey, Ukraine, Belarus and Kazakhstan. More information on Yandex can be found at http://company.yandex.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve risks and uncertainties. These include statements regarding our anticipated revenues for full-year 2013. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, competitive pressures, changes in advertising patterns, changes in user preferences, changes in the legal and regulatory environment, technological developments, and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2012, which is on file with the Securities and Exchange Commission and is available on our investor relations website at http://ir.yandex.com/sec.cfm and on the SEC website at www.sec.gov. All information in this release and in the attachments is as of October 24, 2013, and Yandex undertakes no duty to update this information unless required by law.

Contacts:

Investor Relations

Greg Abovsky, Katya Zhukova

Phone: +7 495 974-35-38

E-mail: askIR@yandex-team.ru

Media Relations

Ochir Mandzhikov, Asya Melkumova

Phone: +7 495 739-70-00

E-mail: pr@yandex-team.ru

USE OF NON-GAAP FINANCIAL MEASURES

To supplement our consolidated financial statements, which are prepared and presented in accordance with US GAAP, we present the following non-GAAP financial measures: ex-TAC revenue, adjusted EBITDA, adjusted EBITDA margin, adjusted ex-TAC EBITDA margin, adjusted net income, adjusted net income margin and adjusted ex-TAC net income margin. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with US GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable US GAAP measures”, included following the accompanying financial tables. We define the various non-GAAP financial measures we use as follows:

•                  Ex-TAC revenue means US GAAP revenues less total traffic acquisition costs (TAC)

•                  Adjusted EBITDA means net income plus (1) depreciation and amortization, (2) share-based compensation expense, (3) accrual of expense related to the contingent compensation that is payable through November 2013 to employees in connection with our acquisition of the mobile software business of SPB Software (described below) and (4) provision for income taxes, less (A) interest income and (B) other income/(expense)

•                  Adjusted EBITDA margin means adjusted EBITDA divided by US GAAP revenues

•                  Adjusted ex-TAC EBITDA margin means adjusted EBITDA divided by ex-TAC revenue

•                  Adjusted net income means US GAAP net income plus (1) SBC expense adjusted for the income tax reduction attributable to SBC expense, (2) accrual of expense related to the contingent compensation that may be payable to certain employees in connection with our acquisition of the mobile software business of SPB Software (described below), and (3) foreign exchange losses (less foreign exchange gains) adjusted for the (reduction) increase in income tax attributable to the foreign exchange losses (gains); less gain from the sale and deconsolidation of equity investments

•                  Adjusted net income margin means adjusted net income divided by US GAAP revenues

•                  Adjusted ex-TAC net income margin means adjusted net income divided by ex-TAC revenues

These non-GAAP financial measures are used by management for evaluating financial performance as well as decision-making. Management believes that these metrics reflect the organic, core operating performance of the company, and therefore are useful to analysts and investors in providing supplemental information that helps them understand, model and forecast the evolution of our operating business.

Although our management uses these non-GAAP financial measures for operational decision making and considers these financial measures to be useful for analysts and investors, we recognize that there are a number of limitations related to such measures. In particular, it should be noted that several of these measures exclude some costs, particularly share-based compensation, that are recurring. In addition, the components of the costs that we exclude in our calculation of the measures described above may differ from the components that our peer companies exclude when they report their results of operations.

Below we describe why we make particular adjustments to certain US GAAP financial measures:

TAC

We believe that it may be useful for investors and analysts to review certain measures both in accordance with US GAAP and net of the effect of TAC, which we view as comparable to sales commissions but, unlike sales commissions, are not deducted from US GAAP revenues. By presenting revenue, adjusted EBITDA margin and adjusted net income margin net of TAC, we believe that investors and analysts are able to obtain a clearer picture of our business without the impact of the revenues we share with our partners.

SBC

SBC is a significant expense item, and an important part of our compensation and incentive programs. As it is a non-cash charge, however, and highly dependent on our share price at the time of equity award grants, we believe that it is useful for investors and analysts to see certain financial measures excluding the impact of these charges in order to obtain a clear picture of our operating performance.

Acquisition-related costs

We may incur expenses in connection with acquisitions that are not indicative of our recurring core operating performance. In particular, we are required under US GAAP to accrue as expense the contingent compensation that may be payable to certain employees in connection with our acquisition of the mobile software business of SPB Software in November 2011. The maximum aggregate amount of such contingent compensation is $14.1 million, payable on the achievement of certain milestones and the continued employment of the sellers, $7.1 million of which was paid in November 2012 and $4.1 million of which was paid in February 2013; the remaining $2.9 million is payable in November 2013 upon the satisfaction of defined milestones. We have eliminated this acquisition-related expense from adjusted EBITDA and adjusted net income to provide management and investors a tool for comparing on a period-to-period basis our operating performance in the ordinary course of operations.

Foreign exchange gains and losses

Because we hold significant assets in currencies other than our Russian ruble operating currency, and because foreign exchange fluctuations are outside of our operational control, we believe that it is useful to present adjusted net income and related margin measures excluding these effects, in order to provide greater clarity regarding our operating performance.

Gain from the sale of equity investments

Adjusted net income also excludes a gain in the quarter ended September 30, 2012 from the sale of our minority interest in face.com in connection with the sale of that company, and a gain in the quarter ended September 30, 2013 from deconsolidation of Yandex.Money following the sale of our 75% stake in Yandex.Money to Sberbank on July 4, 2013 and sale of marketable securities held on our balance sheet. We believe that it is useful to present adjusted net income and related margin measures excluding the effect of these significant items in order to provide a clearer picture of our underlying operating performance.

The tables at the end of this release provide detailed reconciliations of each non-GAAP financial measure we use to the most directly comparable US GAAP financial measure.

YANDEX N.V.

Unaudited Condensed Consolidated Balance Sheets

(in millions of Russian rubles (“RUR”) and U.S. dollars (“$”), except share and per share data)

	As of
	December 31,	September 30,	September 30,
	2012*	2013	2013
	RUR	RUR	$
ASSETS
Current assets:
Cash and cash equivalents	7,425	11,382	351.9
Marketable securities	76	79	2.4
Term deposits	4,629	470	14.5
Accounts receivable, net	1,767	2,286	70.7
Prepaid expenses	597	666	20.7
Assets held for sale	2,024	—	—
Deferred tax assets	456	580	17.9
Other current assets	1,217	1,080	33.4
Total current assets	18,191	16,543	511.5

Property and equipment, net	8,095	8,970	277.3
Intangible assets, net	323	275	8.5
Goodwill	750	770	23.8
Long-term prepaid expenses	695	759	23.5
Restricted cash	214	93	2.9
Term deposits	10,330	17,330	535.8
Investments in non-marketable equity securities	500	1,232	38.1
Investments in debt securities	4,810	2,589	80.0
Deferred tax assets	35	137	4.2
Other non-current assets	342	1,444	44.6
TOTAL ASSETS	44,285	50,142	1,550.2

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	2,513	3,323	102.7
Taxes payable	1,455	1,160	35.9
Deferred revenue	1,092	1,292	39.9
Liabilities related to assets held for sale	1,619	—	—
Deferred tax liabilities	3	48	1.5
Total current liabilities	6,682	5,823	180.0
Deferred tax liabilities	448	392	12.1
Other accrued liabilities	108	63	2.0
Total liabilities	7,238	6,278	194.1

Commitments and contingencies
Shareholders’ equity:
Priority share: €1 par value; 1 share authorized, issued and outstanding	—	—	—
Preference shares: €0.01 par value; 2,000,000,001, shares authorized, nil shares issued and outstanding	—	—	—
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A: 2,000,000,000 and 2,000,000,000, Class B: 159,494,722 and 102,115,140, and Class C: 159,494,722 and 102,115,140); shares issued (Class A: 202,318,864 and 256,284,925, Class B: 125,441,218 and 73,636,828, and Class C: 27,972,630 and 22,397,438, respectively); shares outstanding (Class A: 202,318,864 and 252,215,907, Class B: 125,441,218 and 73,636,828, and Class C: nil)	445	245	7.6
Treasury shares at cost (Class A: nil and 4,069,018, and Class B: nil and nil)	—	(3,883)	(120.0)
Additional paid-in capital	13,617	13,461	416.2
Accumulated other comprehensive income	961	1,888	58.2
Retained earnings	22,024	32,153	994.1
Total shareholders’ equity	37,047	43,864	1,356.1
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	44,285	50,142	1,550.2

* Derived from the audited financial statements

Unaudited Condensed Consolidated Statements of Income

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Three months ended September 30,
	2012	2013	2013
	RUR	RUR	$

Revenues	7,273	10,218	315.9
Operating costs and expenses:
Cost of revenues(1)	1,845	2,931	90.6
Product development(1)	1,034	1,467	45.4
Sales, general and administrative(1)	1,117	1,661	51.3
Depreciation and amortization	734	914	28.3
Total operating costs and expenses	4,730	6,973	215.6
Income from operations	2,543	3,245	100.3
Interest income	268	483	14.9
Other income, net	147	2,022	62.6
Net income before income taxes	2,958	5,750	177.8
Provision for income taxes	667	783	24.2
Net income	2,291	4,967	153.6
Net income per Class A and Class B share:
Basic	7.01	15.22	0.47
Diluted	6.82	14.88	0.46
Weighted average number of Class A and Class B shares outstanding
Basic	326,705,954	326,292,219	326,292,219
Diluted	335,732,348	333,719,636	333,719,636

(1) These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	7	20	0.6
Product development	59	134	4.1
Sales, general and administrative	40	75	2.3

Unaudited Condensed Consolidated Statements of Income

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Nine months ended September 30,
	2012	2013	2013
	RUR	RUR	$

Revenues	19,948	27,416	847.6
Operating costs and expenses:
Cost of revenues(1)	5,112	7,065	218.4
Product development(1)	3,159	4,176	129.1
Sales, general and administrative(1)	3,239	4,554	140.8
Depreciation and amortization	2,091	2,705	83.6
Total operating costs and expenses	13,601	18,500	571.9
Income from operations	6,347	8,916	275.7
Interest income	669	1,303	40.3
Other income, net	76	2,065	63.8
Net income before income taxes	7,092	12,284	379.8
Provision for income taxes	1,560	2,156	66.7
Net income	5,532	10,128	313.1
Net income per Class A and Class B share:
Basic	16.98	30.94	0.96
Diluted	16.50	30.20	0.93
Weighted average number of Class A and Class B shares outstanding
Basic	325,774,183	327,305,297	327,305,297
Diluted	335,327,826	335,342,605	335,342,605

(1) These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	19	43	1.3
Product development	151	307	9.5
Sales, general and administrative	91	181	5.6

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Three months ended September 30,
	2012*	2013	2013
	RUR	RUR	$

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	2,291	4,967	153.6
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	709	893	27.6
Amortization of acquisition-related intangible assets	25	21	0.7
Share-based compensation expense	106	229	7.0
Deferred income taxes	192	(41)	(1.3)
Foreign exchange losses	12	2	0.1
Gain from sale of equity securities	(234)	(2,137)	(66.1)
Other	65	(14)	(0.4)
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	21	(160)	(5.0)
Prepaid expenses and other assets	(352)	(465)	(14.4)
Accounts payable and accrued liabilities	211	(156)	(4.8)
Deferred revenue	61	154	4.8
Assets held for sale	(55)	(1)	—
Liabilities related to assets held for sale	25	—	—

Net cash provided by operating activities	3,077	3,292	101.8

CASH FLOWS PROVIDED BY/(USED IN) INVESTING ACTIVITIES:
Purchase of property and equipment	(1,530)	(1,727)	(53.4)
Investments in non-marketable equity securities	—	(2)	(0.1)
Proceeds from sale of equity securities	174	2,023	62.6
Proceeds from maturity of debt securities	762	2,301	71.1
Investments in term deposits	(1,600)	—	—
Maturities of term deposits	350	1,600	49.5
Loans granted	—	(135)	(4.2)
Net cash used in investing activities	(1,844)	4,060	125.5

CASH FLOWS PROVIDED BY/(USED IN) FINANCING ACTIVITIES:
Proceeds from exercise of share options	70	123	3.8
Repurchases of ordinary shares	—	(2,386)	(73.8)
Net cash provided by/(used in) financing activities	70	(2,263)	(70.0)

Effect of exchange rate changes on cash and cash equivalents	(236)	132	4.1

Net change in cash and cash equivalents	1,067	5,221	161.4

Cash and cash equivalents at beginning of period	4,129	6,161	190.5
Cash and cash equivalents at end of period	5,196	11,382	351.9

* Cash flows related to Yandex.Money are reclassified from their historical presentation to cash flows related to assets held for sale and liabilities related to assets held for sale

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Nine months ended September 30,
	2012*	2013	2013
	RUR	RUR	$

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	5,532	10,128	313.1
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	2,022	2,639	81.6
Amortization of acquisition-related intangible assets	69	66	2.0
Share-based compensation expense	261	531	16.4
Deferred income taxes	111	(255)	(7.9)
Foreign exchange losses/(gains)	74	(40)	(1.2)
Gain from sale of equity securities	(234)	(2,137)	(66.1)
Other	75	(22)	(0.6)
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	(195)	(516)	(16.0)
Prepaid expenses and other assets	(839)	(877)	(27.1)
Accounts payable and accrued liabilities	755	275	8.5
Deferred revenue	28	195	6.0
Assets held for sale	(105)	(156)	(4.8)
Liabilities related to assets held for sale	122	86	2.6

Net cash provided by operating activities	7,676	9,917	306.5

CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchase of property and equipment	(2,984)	(3,271)	(101.1)
Investments in non-marketable equity securities	—	(2)	(0.1)
Proceeds from sale of equity securities	174	2,023	62.6
Proceeds from maturity of debt securities	715	2,301	71.1
Investments in term deposits	(10,235)	(11,450)	(354.0)
Maturities of term deposits	3,724	8,670	268.0
Escrow cash deposit	—	130	4.0
Loans granted	—	(170)	(5.2)
Net cash used in investing activities	(8,606)	(1,769)	(54.7)

CASH FLOWS PROVIDED BY/(USED IN) FINANCING ACTIVITIES:
Proceeds from exercise of share options	305	378	11.7
Repurchases of ordinary shares	—	(5,150)	(159.2)
Net cash provided by/(used in) financing activities	305	(4,772)	(147.5)

Effect of exchange rate changes on cash and cash equivalents	(109)	581	18.0

Net change in cash and cash equivalents	(734)	3,957	122.3

Cash and cash equivalents at beginning of period	5,930	7,425	229.6
Cash and cash equivalents at end of period	5,196	11,382	351.9

Cash flows related to Yandex.Money are reclassified from their historical presentation to cash flows related to assets held for sale and liabilities related to assets held for sale

RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

TO THE NEAREST COMPARABLE US GAAP MEASURES

Reconciliation of Ex-TAC Revenues to US GAAP Revenues

	Three months ended September 30,			Nine months ended September 30,
In RUR millions	2012	2013	Change	2012	2013	Change
Total revenues	7,273	10,218	40%	19,948	27,416	37%
Less: traffic acquisition costs (TAC)	1,231	2,252	83%	3,364	5,022	49%
Ex-TAC revenues	6,042	7,966	32%	16,584	22,394	35%

Reconciliation of Adjusted EBITDA to US GAAP Net Income

	Three months ended September 30,			Nine months ended September 30,
In RUR millions	2012	2013	Change	2012	2013	Change
Net income	2,291	4,967	117%	5,532	10,128	83%
Add: depreciation and amortization	734	914	25%	2,091	2,705	29%
Add: share-based compensation (SBC) expense	106	229	116%	261	531	103%
Add: compensation expense related to contingent consideration	57	24	-58%	188	67	-64%
Less: interest income	(268)	(483)	80%	(669)	(1,303)	95%
Add: other income, net	(147)	(2,022)	n/m	(76)	(2,065)	n/m
Add: provision for income taxes	667	783	17%	1,560	2,156	38%
Adjusted EBITDA	3,440	4,412	28%	8,887	12,219	37%

Reconciliation of Adjusted Net Income to US GAAP Net Income

	Three months			Nine months
	ended September 30,			ended September 30,
In RUR millions	2012	2013	Change	2012	2013	Change
Net income	2,291	4,967	117%	5,532	10,128	83%
Add: SBC expense	106	229	116%	261	531	103%
Less: reduction in income tax attributable to SBC expense	(1)	(2)	n/m	(3)	(6)	n/m
Add: compensation expense related to contingent consideration	57	24	-58%	188	67	-64%
Less: foreign exchange (gain)/loss	13	2	n/m	74	(40)	n/m
Add: increase/(reduction) in income tax attributable to foreign exchange (gain)/loss	(3)	—	n/m	(15)	8	n/m
Less: gain from sale and deconsolidation of equity investments	(234)	(2,067)	783%	(234)	(2,067)	783%
Adjusted net income	2,229	3,153	41%	5,803	8,621	49%

Reconciliation of Adjusted EBITDA Margin and Adjusted Ex-TAC EBITDA Margin to US GAAP Net Income Margin for the Three Months Ended September 30, 2013

In RUR millions	US GAAP Actual Net Income	Net Income Margin (1)	Adjustment (2)	Adjusted EBITDA	Adjusted EBITDA Margin (3)	Adjusted Ex-TAC EBITDA Margin (4)
Three months ended September 30,	4,967	48.6%	-555	4,412	43.2%	55.4%

(1)         Net income margin is defined as net income divided by total revenues.

(2)         Adjusted to eliminate depreciation and amortization expense, SBC expense, expense related to SPB Software contingent compensation, interest income, other income, net, and provision for income taxes. For a reconciliation of adjusted EBITDA to net income, please see the table above.

(3)         Adjusted EBITDA margin is defined as adjusted EBITDA divided by total revenues.

(4)         Adjusted ex-TAC EBITDA margin is defined as adjusted EBITDA divided by ex-TAC revenues.  For a reconciliation of ex-TAC revenues to GAAP revenues, please see the table above.

Reconciliation of Adjusted Net Income Margin and Adjusted Ex-TAC Net Income Margin to US GAAP Net Income Margin for the Three Months Ended September 30, 2013

In RUR millions	US GAAP Actual Net Income	Net Income Margin (1)	Adjustment (2)	Adjusted Net Income	Adjusted Net Income Margin (3)	Adjusted Ex-TAC Net Income Margin (4)
Three months ended September 30,	4,967	48.6%	-1,814	3,153	30.9%	39.6%

(1)         Net income margin is defined as net income divided by total revenues.

(2)         Adjusted to eliminate SBC expense (as adjusted for the income tax reduction attributable to SBC expense), expense related to SPB Software contingent compensation, gain from sale and deconsolidation of equity investments and foreign exchange losses (as adjusted for the reduction in income tax attributable to the loss). For a reconciliation of adjusted net income to net income, please see the table above.

(3)         Adjusted net income margin is defined as adjusted net income divided by total revenues.

(4)         Adjusted ex-TAC net income margin is defined as adjusted net income divided by ex-TAC revenues.  For a reconciliation of ex-TAC revenues to US GAAP revenues, please see the table above.